                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                            LANDMARK FINANCIAL CORP.
                            (Name of Subject Company)

                   PRIVATE MORTGAGE INVESTMENT SERVICES, INC.
                           INVESTORS AND LENDERS, LLC
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                   -----------

                                    5149 1410
                      (CUSIP Number of Class of Securities)
                               -------------------

                                CHARLES F. CEFALU
                                 154 LAKE AVENUE
                                  P.O. BOX 588
                           SARATOGA SPRINGS, NY 12866

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                              LESLIE M. APPLE, ESQ.
                            WHITEMAN OSTERMAN & HANNA
                               ONE COMMERCE PLAZA
                             ALBANY, NEW YORK 12260
                                 (518) 487-7600



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                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION                                                         AMOUNT OF
VALUATION                                                           FILING FEE
--------------------------------------------------------------------------------


Not Applicable                                                    Not Applicable

--------------------------------------------------------------------------------



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:   None.
         Form or Registration No.:   Not applicable.
         Filing Party:   Not applicable.
         Date Filed:   Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting
the results of the tender offer:    [ ].


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NEWS RELEASE

CONTACT: Leslie M. Apple, Esq. (518) 487-7770

                 PRIVATE MORTGAGE INVESTMENT SERVICES SUBSIDIARY
                   INVESTORS & LENDERS MAKES TENDER OFFER FOR
                            LANDMARK FINANCIAL CORP.


         Saratoga Springs, New York (May 3, 2000) - Private Mortgage Investment Services, Inc. of Saratoga Springs, New York ("PMIS") announced today that its wholly-owned subsidiary, Investors & Lenders, LLC, will commence a tender offer to purchase a controlling interest in Landmark Financial Corp. ("Landmark"; OTC Bulletin Board "LMFC"), the parent company of Landmark Community Bank, a federally chartered thrift located in Canajoharie, New York.

         The Investors & Lenders, LLC offer, which is subject to certain contingencies, including regulatory approval of the federal Office of Thrift Supervision, is to purchase at least 100,000 Landmark shares, or approximately sixty-five per cent (65%) of the outstanding shares, for $25 per share in cash, according to a statement issued by PMIS president Charles Cefalu. That price is $4 higher than the $21 per share offered in a recently announced contingent merger agreement between Landmark and Trustco Bank Corp. NY.

        PMIS is one of the nation's leading companies engaged in the purchase of private mortgages, land contracts and deeds of trust. The tender offer will be filed with the Securities and Exchange Commission.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Landmark Financial Corp. to Investors & Lenders, LLC. As soon as we commence the offer, we will file a tender offer statement with the U.S. Securities and Exchange Commission. We will also mail copies to Landmark shareholders. Landmark shareholders should read the tender offer statement carefully when it is available because it will contain important information that shareholders should consider before deciding whether to tender their shares. You can get the tender offer statement and other filed documents for free at the SEC's web site (www.sec.gov). You can also obtain copies of these documents for free after they are filed with the SEC from Charles F. Cefalu, President of Private Mortgage Investment Services by calling 1-518-583-1314.






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         The following advertisement was placed for publication in the
Wednesday, May 3, 2000 editions of the Times-Union in Albany, New York.

               Attention Shareholders of Landmark Financial Corp.
         Investors & Lenders, LLC , a subsidiary of Private Mortgage Investment Services, Inc. of Saratoga Springs, will commence a tender offer for 100,000 shares of Landmark Financial Corp. at $25 per share.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Landmark Financial Corp. to Investors & Lenders, LLC. As soon as we commence the offer, we will file a tender offer statement with the U.S. Securities and Exchange Commission. We will also mail copies to Landmark shareholders. Landmark shareholders should read the tender offer statement carefully when it is available because it will contain important information that shareholders should consider before deciding whether to tender their shares. Once filed, you can get the tender offer statement and other filed documents for free at the SEC's web site (www.sec.gov). You can also obtain copies of these documents for free after they are filed with the SEC from Charles F. Cefalu, President of Private Mortgage Investment Services by calling 1-518-583-1314.